Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                     the Securities and Exchange Act of 1934

For the period of             March and April 2001
                   -------------------------------------------------------------

                               Immune Network Ltd.
    ------------------------------------------------------------------------
                 (Translation of registrant's name into English)

               3650 Wesbrook Mall, Vancouver, BC, V6S 2L2, Canada
    ------------------------------------------------------------------------
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X       Form 40-F
                                    ----------            ----------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes                No          X
                                    ----------            ----------

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     Immune Network Ltd.
                                        ----------------------------------------
                                                        (Registrant)

Date     May 30, 2001                By              /s/ Ronald G. Paton
    -----------------------             ----------------------------------------
                                                         (Signature)*
                                           Ronald G. Paton, Corporate Secretary

*Print the name and title of the signing officer under his signature.

FOR IMMEDIATE RELEASE


                         Immune Network Adds to IR Team


VANCOUVER, CANADA, March 7, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) reports that it has contracted the services of WindQuest Investor Relations of Montreal and broadened its own internal Investor Relations team. Immune Network is also preparing to spin off a software asset.

WindQuest will be involved in conducting investor relations activities in eastern Canada. WindQuest, established in January 2000, is an arms length company owned by Francis Mailhot and Homer Pateridis. With a combined 10 years experience in Investor Relations, they will provide a range of services involving investor and media communications. The company has signed a services agreement for a one month period with an option to renew for six months. WindQuest will be paid a fee of $4,500 per month.

In addition, Mr. Mark Glusing and Mr. Kris Kottmeier will be joining the internal Immune Network Investor Relations team as dependent contractors.

Immune Network also reports that its fitness software asset has seen significant improvement and increased marketability over the last few months. This project, now managed by Mr. Russell King, is focused on supporting a test pilot program currently underway in a group of Vancouver fitness centres that have approximately 12,000 members. This fitness software has also been selected by three companies within the Vancouver area to establish an in-house corporate preventative health program. Immune Network is planning the formation of a new company with this fitness software which will be launched upon achievement of specific revenue targets.

About Immune Network

As a biotech merchant developer, Immune Network's principal strategy is to identify outstanding commercial opportunities for new drug treatments and to take them closer to market through rapid completion of critical milestones. Completion of these milestones may be followed by licensing, alliances or spin-offs with the goal of realizing a much faster return on investment than would typically be realized by traditional biotech companies. Immune Network's drug development portfolio includes therapeutics for Alzheimer disease, AIDS, herpes, asthma, cancer, hepatitis, and dermatitis.

Immune Network also has holdings in a number of technology companies through its majority-owned subsidiary, BC Research Inc.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                            /s/Allen Bain

                                      -30-

Immune Network Contact:

Rupinder Bagri
Director of Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free 1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

FOR IMMEDIATE RELEASE


                 Immune Network Delays Phase I Interaction Trial


VANCOUVER, CANADA, March 23, 2001 -- Immune Network Ltd. (OTC: IMMKF; CDNX: IMM) reports that the company's Canadian Phase I clinical study, as announced on February 27, 2001, has been halted. The DAD2000 international Phase II trial is unaffected and continues on schedule.

The decision to halt the Canadian trial was based on an unexplained incidence of adverse findings in blood samples from healthy volunteers who received only dapsone. Various government and contract laboratories are investigating these
findings and their possible causes.   No adverse findings were obtained with
blood samples from subjects who received donepezil.

After completion of the laboratory investigation related to these unexplained findings, Immune Network and its clinical research contractor expect to restart a Phase I drug interaction trial within a few months.

Investigation of patient records for the DAD2000 trial, Immune Network's international Phase II trial of dapsone in Alzheimer disease, revealed no adverse findings as observed in the halted Canadian Phase I trial. The DAD2000 Phase II trial is proceeding in Brazil, Israel, Poland, and South Africa where Alzheimer patients are receiving either dapsone or placebo.

On behalf of the Board of Directors

/s/ Allen Bain

Allen Bain, Ph.D., CEO


About Immune Network

As a biotech merchant developer, Immune Network's principal strategy is to identify outstanding commercial opportunities for new drug treatments and to take them closer to market through rapid completion of critical milestones. Completion of these milestones may be followed by licensing, alliances or spin-offs with the goal of realizing a much faster return on investment than would typically be realized by traditional biotech companies. Immune Network's drug development portfolio includes therapeutics for Alzheimer disease, AIDS, herpes, asthma, cancer, hepatitis, and dermatitis.

Immune Network also has holdings in a number of technology companies through its majority-owned subsidiary, BC Research Inc.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                      -30-

Immune Network Contact:

Rupinder Bagri
Director of Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free 1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            March 23, 2001

Item 3.     Press Release
            -------------

            News Release dated March 23, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that its Canadian Phase I clinical study announced on February 27, 2001 has been halted. The DAD2000 international Phase II trial is unaffected and continues on schedule.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that its Canadian Phase I clinical study announced on February 27, 2001 has been halted. The DAD2000 international Phase II trial is unaffected and continues on schedule.

            The decision to halt the Canadian trial was based on an unexplained incidence of adverse findings in blood samples from healthy volunteers who received only dapsone. Various government and contract laboratories are investigating these findings and their possible causes. No adverse findings were obtained with blood samples from subjects who received donepezil. After completion of the laboratory investigation related to these unexplained findings, the Issuer and its clinical research contractor expect to restart a Phase I drug interaction trial within a few months.

            Investigation of patient records for the DAD2000 trial, the Issuer's International Phase II trial of dapsone in Alzheimer disease, revealed no adverse findings as observed in the halted Canadian Phase I trial. The DAD2000 Phase II trial is proceeding in Brazil, Israel, Poland and South Africa where Alzheimer patients are receiving either dapsone or placebo.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2nd day of April, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
    ------------------------------------------
         Allen Bain
         President and Chief Executive Officer

                          CANADIAN VENTURE EXCHANGE


March 28, 2001



Maitland & Company
Barristers and Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 3T6

Attention:  Ronald G. Paton

Dear Sir\Madame:

Re:   Immune Network Ltd. (the "Company") - Submission #63278

We acknowledge receipt of your letter dated March 28, 2001 and confirm that we have accepted for filing the options to buy shares of the Company issued to the following Directors/Employees:

Name                       No. of Shares

Mark Glusing                 50,000
Kris Kottmeier               50,000

The options are exercisable up to March 4, 2002 at a price of $0.30 per share.

We advise that the Company is required to ensure that its transfer agent complies with Policy 4.4, to inform the Exchange when any options are exercised in order that our records may be properly maintained.

We remind the Company pursuant to Corporate Finance Policy 4.4, Section 2.7:
"In addition to any Resale Restrictions under Securities Laws, all stock options and any Listed Shares issued on the exercise of the stock options must be legended with a four month Exchange hold period from the date the stock options are granted."

It is the responsibility of the Company to determine the availability of the exemption(s) in the Securities Act used and to meet all legal requirements of the exemption(s). Also, the Company is to ensure that the requirements of Corporate Finance Policy 4.4, Sections 2.9 and 2.10 have been met, with respect to shareholder approval.



     P.O. Box 10333, 609 Granville Street, Vancouver, BC  Canada  V7Y 1H1
         Tel (604) 689-3334   Fax (604) 688-6051   www.cdnx.ca

                          CANADIAN VENTURE EXCHANGE


Maitland & Company
March 28, 2001
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 /
EMAIL: cchambers@cdnx.ca.


Yours truly,


/s/ Colleen Chambers

Colleen Chambers
Analyst
Corporate Finance

CC/nl

cc:   BC Securities Commission, Attention:  Corporate Finance
      Immune Network Inc.

File::ODMA\PCDOCS\DOCP\652649\1

This is the form required under section 139 of the Securities Regulation and, if applicable, by an order issued under section 76 of the Securities Act.

                                     FORM 20

                                 Securities Act

                          Report of Exempt Distribution

(Please refer to the instructions before completing the information below.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the Securities Act,
S.B.C. 1996, c.418, or section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the Securities Act.

1. Name, address and telephone number of the issuer of the security distributed.

       Immune Network Ltd. (the "Issuer")
       3650 Wesbrook Mall
       Vancouver, BC   V6S 2L2
       Telephone:   (604) 222-5541

2. State whether the Issuer is or is not an exchange issuer (i.e. listed on the Vancouver Stock Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

       The Issuer is an exchange issuer.

3.     Describe the type of security and the aggregate number distributed.

       An aggregate of 100,000 stock options exercisable at a price of $0.30 until March 4, 2002.

4.     Date of the distribution(s) of the security.

       March 28, 2001

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

       Section 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section:

       (a)

      -------------------------------------------------------------------------------------------------------------
                                                                                                    Section of
                                                                                    Total        Act/Rules and if
            Full Name and Residential         Number of           Price Per        Purchase     applicable, Date of
               Address of Purchaser           Securities           Share            Price       Discretionary Order
                                              Purchased          (Canadian $)     (Canadian $)    or Blanket Order
                                                                                                      Number
      -------------------------------------------------------------------------------------------------------------
         Mark Glusing                          50,000               0.30             Nil          Section 74(2)(9)
         206, 2335 York Avenue                                                                        of the Act
         Vancouver, BC   V6K 1C8
      -------------------------------------------------------------------------------------------------------------
         Kris Kottmeier                        50,000               0.30             Nil          Section 74(2)(9)
         56 Laurie Crescent                                                                           of the Act
         West Vancouver, BC   V7S 1B7
      -------------------------------------------------------------------------------------------------------------

(b) The Issuer has prepared and certified a list of purchasers comprising the information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

       30,000 upon exercise of all stock options

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

       Not applicable

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

       Not applicable

10.    If the distribution was under section 128(h) of the Rules, state

       (a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

           Not applicable

       (b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

           Not applicable

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 6th day of April, 2001.

                                         Immune Network Ltd.
                                         ---------------------------------------
                                         Name of Issuer (please print)

                                         /s/ Allen Bain
                                         ---------------------------------------
                                         Signature of authorized signatory

                                         Allen Bain
                                         President and Chief Executive Officer
                                         ---------------------------------------
                                         Name and office of authorized signatory
                                         (please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR THE SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE


                    Immune Network Financing Negotiations and
                            Board Member Resignation


VANCOUVER, CANADA, April 2, 2001 -- Immune Network Ltd. confirms that financing initiatives are under negotiation and that changes are being made to its board of directors.

The company confirms that Dr. Don Rix has tendered his resignation from the Immune Network Board of Directors. Dr. Rix will continue in his role as a
Director on the Board of BC Research Inc., Immune Network's subsidiary.   The
Board of Directors of Immune Network thanks Dr. Rix for his long and valuable service to the Board.

Immune Network is now engaged in parallel financing negotiations. Although the terms have not yet been finalized, the company expects to issue both debt and equity instruments. The transactions are focused on maintaining all current project activities, scaled back in some cases to conserve cash. It is anticipated that the vacant board seat will be made available to an appointee of a new investor.

Allen Bain, President and CEO, said, "During these difficult stock market times, we are calling on our longstanding investor and investment banking relationships to help us arrange the affairs of the company to ensure that we maintain the momentum we have in our important and diverse drug development programs. Our diversity is our strength. Our business model is nearly fully deployed, with most of our projects being managed externally and some of them nearing important milestones. Bad markets create opportunities; investors need to take the time to understand the importance of each of our projects, and the steps we have taken to maximize value and minimize risk. Our team remains committed to building revenue and realizing capital gains."

Currently, Immune Network is involved in several important drug development projects, each of which has a project team consisting of one or two individuals inside Immune Network and several within a subsidiary, affiliate, or business partner of the company. Immune Network's largest project is comprised of preclinical and clinical programs to develop novel anti-inflammatory drugs to slow the progression of Alzheimer disease. Immune Network's most advanced project is its joint development of Zorex, an over-the-counter cold sore product, with Meditech Pharmaceuticals Inc. (MDCH). Meditech recently reported completion of development of the retail package for Zorex.

Upcoming events include:

April 10, 2001: Presentation of data related to Meditech's Zorex at the International Congress of Antiviral Research, Seattle.

April 12, 2001: Special meeting of shareholders of Azure Dynamics, a spin-off of BC Research, to seek approval for Azure's reverse takeover transaction, at BC Research, Vancouver.
June 28, 2001:  Immune Network Annual General Meeting at BC Research, Vancouver.


On behalf of the Board of Directors


Allen Bain, Ph.D., CEO


About Immune Network

As a biotech merchant developer, Immune Network's principal strategy is to identify outstanding commercial opportunities for new drug treatments and to take them closer to market through rapid completion of critical milestones. Completion of these milestones may be followed by licensing, alliances or spin-offs with the goal of realizing a much faster return on investment than would typically be realized by traditional biotech companies. Immune Network's drug development portfolio includes therapeutics for Alzheimer disease, AIDS, herpes, asthma, cancer, hepatitis, and dermatitis.

Immune Network also has holdings in a number of technology companies through its majority-owned subsidiary, BC Research Inc.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

Immune Network Contact:

Rupinder Bagri
Director of Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541
Toll Free 1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            April 2, 2001

Item 3.     Press Release
            -------------
            News Release dated April 2, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports that Dr. Donald B. Rix has tendered his resignation from the Issuer's board of directors. Dr. Rix will continue in his role as a director on the board of BC Research Inc., the Issuer's subsidiary.

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports that Dr. Donald B. Rix has tendered his resignation from the Issuer's board of directors. Dr. Rix will continue in his role as a director on the board of BC Research Inc., the Issuer's subsidiary.

            The Issuer is presently engaged in parallel financing negotiations. Although the terms have not yet been finalized, the Issuer expects to issue both debt and equity instruments. The transactions are focused on maintaining all current project activities, scaled back in some instances to conserve cash. It is anticipated that the vacant board seat will be made available to an appointee of a new investor.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for such reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 6th day of April, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
-------------------------------------
Allen Bain
President and Chief Executive Officer

COMPUTERSHARE
510 Burrard Street, Vancouver, BC  V6C 3B9
Tel: (604) 661-9400 Fax: (604) 683-3694

April 9, 2001


To:     Alberta Securities Commission
        British Columbia Securities Commission
        Securities Commission of Newfoundland
        Nova Scotia Securities Commission
        Ontario Securities Commission
        Commission des valeurs mobilieres de Quebec
        Saskatchewan Securities Commission
        Canadian Venture Exchange

Dear Sirs:

Subject:  Immune Network Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.   Meeting Type                          :             Annual General
2.   Security Description of Voting Issue  :             Common
3.   CUSIP Number                          :             452925100
4.   Record Date                           :             May 10, 2001
5.   Meeting Date                          :             June 28, 2001
6.   Meeting Location                      :             Vancouver, B.C.

Yours truly,

/s/ Annette Joes-Cook

Assistant Account Manager
Stock Transfer Manager
Telephone:  (604) 661-0216
Fax:        (604) 683-3694

                         CANADIAN VENTURE EXCHANGE


April 9, 2001


Maitland & Company
Barristers and Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 3T6

Attention:  Ronald G. Paton

Dear Sir\Madame:

Re:   Immune Network Ltd. (the "Company")
      Investor Relations Agreement - Submission #63491

CDNX has accepted for filing an Investor Relations Agreement dated February 26, 2001 between the Company and WindQuest Investor Relations.

A copy of the Investor Relations contract has been placed in our public file, as it is our standard procedure. The Company is requested to forward copies of all promotional materials to the Exchange for our records. The practice of the Exchange is to refuse shares for debt applications for debt incurred pursuant to any investor relations contracts or investor relations activity in general.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 /
EMAIL: cchambers@cdnx.ca.

Yours truly,

/s/ Colleen Chambers
Colleen Chambers
Analyst
Corporate Finance

CC/nl

cc:   BC Securities Commission, Attention:  Corporate Finance
      Immune Network Inc.

File::ODMA\PCDOCS\DOCP\659957\1




     P.O. Box 10333, 609 Granville Street, Vancouver, BC  Canada  V7Y 1H1
         Tel (604) 689-3334   Fax (604) 688-6051   www.cdnx.ca

                         CANADIAN VENTURE EXCHANGE


April 9, 2001


Maitland & Company
Barristers and Solicitors
700 - 625 Howe Street
Vancouver, BC
V6C 3T6

Attention:  Ronald G. Paton

Dear Sir\Madame:

Re:   Immune Network Ltd. (the "Company")
      Investor Relations Agreement - Submission #53193

We would like to acknowledge receipt of your submission dated April 10, 2000 and advise that the CDNX has accepted for filing documentation pertaining to the secured debenture of up to US$2,000,000 to the Company by CroMedica Global Inc.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 /
EMAIL: cchambers@cdnx.ca.

Yours truly,

/s/ Colleen Chambers
Colleen Chambers
Analyst
Corporate Finance

CC/nl

cc:   BC Securities Commission, Attention:  Corporate Finance
      Immune Network Inc.

File::ODMA\PCDOCS\DOCP\430909\1




     P.O. Box 10333, 609 Granville Street, Vancouver, BC  Canada  V7Y 1H1
         Tel (604) 689-3334   Fax (604) 688-6051   www.cdnx.ca

FOR IMMEDIATE RELEASE

                               IMMUNE NETWORK LTD.

                         Azure Dynamics Merger Completed


VANCOUVER, CANADA, April 26, 2001 - Immune Network Ltd. (CDNX: IMM; OTCBB:
IMMKF), reports the completion of the merger of Azure Dynamics Inc. with Wild Horse Resources Inc. and the formation of Azure Dynamics Corporation (CDNX:
AZD).

Immune Network, a biotech merchant developer, is the majority shareholder of B.C. Research Inc. B.C. Research holds 5,849,000 common shares of Azure Dynamics Corporation representing approximately 23.9% of Azure's issued and outstanding share capital.

The listing of Azure Dynamics will provide liquidity to B.C. Research's shareholding of Azure. The common shares of Azure Dynamics Corporation are expected to commence trading on April 27, 2001.

About Azure Dynamics Corporation

Azure Dynamics Inc. was a privately owned company formed to develop its proprietary intelligent energy management control systems technology for hybrid electric vehicles. This will continue to be the business of Azure Dynamics Corporation, the public company resulting from the merger.

A series hybrid electric vehicle ("HEV") is an electric vehicle that also has an additional energy source, such as a small internal combustion engine. The system increases the range of the vehicle compared to fully electric vehicles and also serves to recharge the vehicles' batteries. Azure's proprietary adaptive control systems technology includes software, hardware and power electronics which integrates the operations of the HEV with each individual's driving patterns and other driving conditions in order to achieve optimal efficiency and vehicle performance while also significantly reducing the vehicle emissions and energy consumption. Azure is located at the B.C. Research and Innovation Complex near the University of British Columbia in Vancouver, B.C., Canada.

About B.C. Research Inc.

B.C. Research is an integrated science and technology company focused in the biological and chemical sciences. In addition to providing contract science services to commercial and industrial clients throughout the Pacific Northwest,

B.C. Research creates high-tech companies such as Azure. B.C. Research partners in the rapid development of new companies from early stage technology opportunities and maintains a pipeline of technologies in development. B.C. Research re-invests returns from successful companies in new opportunities. To learn more about technology and other opportunities at B.C. Research, please visit http://www.bcresearch.com.

On behalf of the Board of Directors

Allen Bain, Ph.D., CEO

About Immune Network

As a biotech merchant developer, Immune Network's principal strategy is to identify outstanding commercial opportunities for new drug treatments and to take them closer to market through rapid completion of critical milestones. Completion of these milestones may be followed by licensing, alliances or spin-offs with the goal of realizing a much faster return on investment than would typically be realized by traditional biotech companies. Immune Network's drug development portfolio includes therapeutics for Alzheimer disease, AIDS, herpes, asthma, cancer, hepatitis, and dermatitis.

Immune Network also has holdings in a number of technology companies through its majority-owned subsidiary, B.C. Research Inc.

To learn more about Immune Network Ltd., please visit our website: www.immunenetwork.com
---------------------


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
-----------------------------------------------------------------------------
1995:
-----

This news release contains forward looking statements that are not historical facts and are subject to risks and uncertainties which could cause actual results to differ materially from those set forth in or implied herein. These risks are described in detail in the company's Securities and Exchange Commission filings.

                                      -30-

Immune Network Contact:

Rupinder Bagri
Director of Investor Relations
Immune Network Ltd.
3650 Wesbrook Mall, Vancouver, BC, Canada  V6S 2L2
Tel.  (604) 222-5541

Toll Free 1-877-644-5541
Fax.  (604) 222-5542
Internet   http://www.immunenetwork.com
           ----------------------------
Email   rbagri@immunenetwork.com
        ------------------------


THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

                                 BC FORM 53-901F

                                 SECURITIES ACT

        MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

Item 1.     Reporting Issuer
            ----------------

            Immune Network Ltd. (the "Issuer")
            3650 Wesbrook Mall
            Vancouver, BC   V6S 2L2

Item 2.     Date of Material Change
            -----------------------

            April 26, 2001

Item 3.     Press Release
            -------------

            News Release dated April 26, 2001 was disseminated through Canada Stockwatch and Market News.

Item 4.     Summary of Material Change
            --------------------------

            The Issuer reports the completion of the merger of Azure Dynamics Inc. with Wild Horse Resources Inc. and the formation of Azure Dynamics Corporation (CDNX:AZD).

Item 5.     Full Description of Material Change
            -----------------------------------

            The Issuer reports the completion of the merger of Azure Dynamics Inc. with Wild Horse Resources Inc. and the formation of Azure Dynamics Corporation ("Azure") (CDNX:AZD). As a result of the merger and related transactions, the shareholders of Azure Dynamics Inc. have become shareholders of Azure (formerly Wild Horse Resources Inc.). The common shares of Azure commenced trading on April 27, 2001.

            The Issuer is the majority shareholder of B.C. Research Inc. B.C. Research Inc. holds 5,849,000 common shares of Azure representing approximately 23.9% of Azure's issued and outstanding share capital.

Item 6.     Reliance on Section 85(2) of the Act
            ------------------------------------

            If the report is being filed on a confidential basis in reliance on
            Section 85(2) of the Act, state the reasons for that reliance.

            Not applicable

Item 7.     Omitted Information
            -------------------

            Not applicable

Item 8.     Senior Officers
            ---------------

            Allen Bain, President and Chief Executive Officer
            Telephone:  (604) 222-5541

Item 9.     Statement of Senior Officer
            ---------------------------

            The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 3rd day of May, 2001.

IMMUNE NETWORK LTD.

Per:     /s/ Allen Bain
       -------------------------------------
       Allen Bain
       President and Chief Executive Officer